Agricore United

AGRICORE UNITED ANNOUNCES ACQUISITION OF HI-PRO FEEDS

WINNIPEG, MANITOBA – (June 30, 2006) – Agricore United (TSX:AU) today announced it has finalized a purchase agreement to acquire the assets of Hi-Pro Feeds ("Hi-Pro"), a feed manufacturing business headquartered in Friona, Texas, for USD $38.5 million, plus working capital. The closing of the sale remains subject to standard closing conditions.

"As announced earlier this month, Agricore United has a strategic intent to increase its presence in downstream processing," says Brian Hayward, Chief Executive Officer. "Since our current investment in the feed industry has provided us with relatively stable margins, one of our strategic objectives was to renew our commitment to that industry – a commitment that has been demonstrated by the significant expansions we've made in western Canadian feed facilities in recent years. Today, we are reinforcing our commitment by diversifying our operations beyond our significant market share in western Canada."

The addition of Hi-Pro will increase the livestock division's EBITDA contribution to the company from about 15 percent to 22 percent on a pro-forma basis at April 30, 2006, thus enhancing the contribution from this segment relative to the grain and crop production segments of the company. The purchase of the assets will be financed in the near term by a bridge facility expiring in November 2007 at current market rates.

Hi-Pro services over 4,000 customers in the southwestern states, an area that encompasses the largest concentration of beef cattle on feed in the U.S. This area also is one of the highest growth markets in the U.S. dairy industry as herds are rapidly being established in the vicinity for a variety of favourable economic, climatic and business environment reasons. Hi-Pro has two facilities in Texas – a recently rebuilt manufacturing facility in Friona, which is one of the largest state-of-the art facilities in the region, and a second facility in Lubbock. In addition, Hi-Pro services the growing dairy market from two facilities located near Dexter, New Mexico. Together, these facilities manufacture over 500,000 tonnes of feed annually, with a total capacity of over 600,000 tonnes.

"Hi-Pro complements our existing operations extremely well, since their management style and business model align very closely with our own," says Bill McGill, Vice-President, Livestock Services. "The strength of their existing management team, their modern assets, the strong reputation they've earned for the consistency and quality of their products, their value-added product development and their cost competitiveness were important considerations in our decision to expand into this broader North American market."

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect prairie-based agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

For more information, contact:

William (Bill) R. McGill
Vice-President,
Livestock Services
(403) 938-8352
bmcgill@agricoreunited.com